[redacted]

SEC SECU 08031176 SSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 3 1 2008

Washington, DC
105

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VECTORMEX Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Fifth Avenue - Suite 1500
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory V. Mullen (212) 407-5510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory V. Mullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VECTORMEX Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gregory V. Mullen

Signature

Chief Financial Officer

Title

ADEL TALEBPOUR
Notary Public, State of New York
No. 01TA6157800
Qualified in Queens County
COMMISSION EXPIRES 12/11/2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VECTORMEX Incorporated

Statement of Financial Condition
December 31, 2007

VECTORMEX Incorporated
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
VECTORMEX Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of VECTORMEX Incorporated (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 26, 2008

VECTORMEX Incorporated
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 6,035,453
Receivable from clearing broker	1,078,712
Securities owned, at fair value	2,892,879
Receivable from affiliates	195,046
Fixed assets - at cost, less accumulated depreciation of $494,386	167,945
Other assets	275,456
Deferred tax assets	59,840
Total assets	$ 10,705,331
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 152,448
Accrued taxes payable	796,790
Payable to affiliate	520,317
Accrued compensation payable	666,795
Deferred rent	133,695
Total liabilities	2,270,045
Common stock - $.01 par value - 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	7,114,924
Retained earnings	1,320,361
Total stockholder's equity	8,435,286
Total liabilities and stockholder's equity	$ 10,705,331

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

VECTORMEX Incorporated (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was also registered as an introducing broker with the National Futures Association ("NFA"). However, the Company did not engage in any futures related activities during the year and on April 28, 2007, the Company withdrew its membership with the NFA.

The Company's principal business is securities brokerage and trading in Mexican, Latin American and U.S. securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through a clearing broker.

2. Significant Accounting Policies

Basis of Presentation

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. Cash equivalents of $5 million are invested in a money market mutual fund and $1.01 million in Euro (U.S. dollar denominated) CD's. At December 31, 2007, all cash and cash equivalents were held or custodied at two major U.S. financial institutions.

Securities Transactions

Gains and losses from principal transactions in securities and related expenses are recorded on the trade date.

Commissions for executing clients' securities transactions and related clearing and execution expenses are recorded on the trade date.

Proprietary securities transactions entered into by the Company for investment purposes are included in "Securities Owned, at fair value".

Fixed Assets

Furniture and fixtures are carried at cost and are depreciated on a straight-line basis using an estimated useful life of seven years. Communications equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life of the improvement or the term of the lease.

Other Assets

Other assets at December 31, 2007 include accrued income receivable, prepaid assets, security deposit and other miscellaneous assets of $67,887, $99,373, $70,088 and $38,108, respectively.

Income Taxes

The Company recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized with a corresponding valuation allowance to the extent it is more likely than not that the tax benefits will not actually be realized.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48") which establishes a minimum threshold for financial statement recognition of uncertain tax positions taken in filing tax returns and requires certain expanded tax disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2007. Management is currently evaluating the impact of FIN 48 on the Statement of Financial Condition, Statement of Income and Statement of Cash Flows. Management does not believe that FIN 48 will have a material impact on its statement of financial condition.

Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), establishes a framework for measuring fair value and applies broadly to financial and non-financial assets and liabilities measured fair value under existing authoritative accounting pronouncements. SFAS 157 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used for financial instruments without active markets and for non-financial assets and liabilities. SFAS 157 also expands disclosure requirements regarding methods used to measure fair value and the effects on earnings. SFAS 157 is effective as of November 15, 2007. The Company is currently evaluating what impact, if any, the adoption of SFAS No 157 may have on its statement of financial condition.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFA No. 159, "Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity's first fiscal year that begins after

November 15, 2007. The Company is evaluating what impact, if any, the adoption of this statement may have on its statement of financial condition.

3. Securities Owned

Securities owned, at fair value, consist of the following:

U.S. Government and Government Agency Bonds	$ 1,095,187
U.S. Corporate Bonds	998,495
Preferred Stock	799,197
	$ 2,892,879

4. Fixed Assets

Fixed assets consist of the following:

Furniture and fixtures	$ 131,576
Office equipment	105,425
Communications equipment	265,193
Software	42,425
Leasehold improvements	117,712
	662,331
Less: Accumulated depreciation and amortization	(494,386)
	$ 167,945

5. Related Party Transactions

Payable to affiliate at December 31, 2007 primarily relates to client referral fees owed to the Ultimate Parent. Substantially all of the Company's client relationships are established through referrals from the Ultimate Parent.

Receivable from affiliate at December 31, 2007 relates primarily to payment of legal and professional expenses in the amount of $195,046 that were paid on behalf of the Parent.

6. Income Taxes

The Company files a consolidated Federal income tax return and combined New York State and New York City tax returns with its Parent and computes its federal, state and local tax provision on a separate-company basis.

The Company has a capital loss carry forward of $3,300 which expires in 2008.

At December 31, 2007, the Company's deferred tax asset of $61,326 relates to (1) capital loss carryforwards and (2) temporary differences on leasehold rental costs and depreciation. The Company believes that it will utilize the temporary difference relating to leasehold rental and depreciation and does not believe any valuation allowance is required thereon.

7. Commitments

The Company has an operating lease for office space that expires on November 30, 2013 and contains provisions for rent escalation.

Future minimum annual rent payments are as follows:

Year ended December 31,	
2008	$ 221,295
2009	235,908
2010	239,640
2011	243,434
2012	247,294
2013	230,284
Total future minimum payments required	$ 1,417,855

In connection with the Company's lease, the Company placed cash on deposit with the lessor in the amount of $69,312 which is included in other assets on the statement of financial condition.

The Company received a seven-month rent abatement in connection with its office space lease at the lease inception date. Such abatement has been reflected as a liability in the statement of financial condition and is amortized over the life of the lease to recognize such amounts ratably.

8. Defined Contribution Plan

The Company has a 401(k) defined contribution plan which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches the first 50% of all eligible employee contributions. Employer contributions vest 25% after each anniversary of employment until fully vested.

9. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company may be exposed to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in the debt issues of a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's Clearing Broker.

The Company has invested approximately US$ 5 million in a money market fund and US$ 1.01 million in Euro CD's which are a component of cash and cash equivalents on the statement of

financial condition. These accounts are held with reputable financial institutions. Since these items are not insured by U.S. Federal Deposit Insurance Corporation, such investments may be exposed to the risk of loss in case the Company is unable to redeem its money market fund or Euro CD's.

The Company derives a significant portion of its revenues from a single customer. For the year ended December 31, 2007, this customer represented approximately 31% of total revenues.

10. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $7,460,949, which was $7,210,949 in excess of the amount required of $250,000. The ratio of aggregate indebtedness to net capital was .304 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii).

11. Subsequent Events

On February 19, 2008, the Company entered into a new operating lease for office space in Miami, Florida which expires in 2014.

On March 16, 2008, it was announced that JPMorgan Chase & Co. (JPMorgan) is acquiring The Bear Stearns Companies, Inc., which includes Bear Stearns Securities Corp., which is the clearing broker for the Company. Effective with the announcement, JPMorgan is guaranteeing the trading obligations of Bear Stearns and its subsidiaries. The transaction is expected to close by June 2008. This event is not expected to have any adverse impact on the operations of the Company.

END